February 8, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Kate Beukenkamp Donald Field

Re:	XBP Europe Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 2, 2024 File No. 333-276213

Dear Ms. Beukenkamp and Mr. Field:

This letter is submitted on behalf of XBP Europe Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 filed on February 2, 2024 (the “Registration Statement”), as set forth in your letter dated February 7, 2024, addressed to Andrej Jonovic, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to Bryan Cave Leighton Paisner LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 3 and reissue in part. Please revise your disclosure here, in your Risk Factors section and elsewhere as appropriate to disclose the amount of resale shares being registered as a percentage of your public float. We note your statement that "[t]he number of shares of Common Stock that the Selling Securityholders can sell into the public markets pursuant to this prospectus greatly exceeds the Company's public float." In this regard, we note that the currently disclosed percentage is compared to your total number of shares outstanding not your public float.

Response: The Company acknowledges the Staff’s comment and the Company has revised the disclosure on the cover page and pages 14 and 31 (risk factors), and 89 (MD&A) of the Amended Registration Statement.

February 8, 2024 Page 2

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me by telephone at (314) 259-2447 or by email at rob.endicott@bclplaw.com.

Sincerely,

Bryan Cave Leighton Paisner LLP

/s/ Robert J. Endicott
Robert J. Endicott
Partner

cc:	Andrej Jonovic, XBP Europe Holdings, Inc.
Andrew Rodman, Bryan Cave Leighton Paisner LLP